Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Nine Months Ended September 30, 2005
Earnings:
Income from continuing operations before taxes	$254,474
Minority interests in consolidated subsidiaries	(3,242)
Loss from equity investees	1,992

Income from continuing operations before taxes, minority interests and earnings from equity investees	$253,224
Add: Total fixed charges (per below)	39,787
Distributed income of equity investees	16,574
Total earnings	$309,585

Fixed charges:
Interest expense	31,803
Estimate of interest within rental expense (1)	7,984
Total fixed charges	$39,787

Ratio of earnings to fixed charges	7.78

(1) Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).